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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                      Keystone Automotive Industries, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   49338N 10 9
                                 --------------
                                 (CUSIP Number)


                                             Copy to:
Joseph Bick, President
Bick Consultants, Inc., General Partner      William R. Nuernberg, Esq.
Bick Enterprises, Ltd.                       Eckert Seamans Cherin & Mellott, LC
3480 Windmill Ranch Road                     18th Floor, 701 Brickell Avenue
Weston, FL  33331                            Miami, FL  33131
(305) 885-6500                               (305) 373-9100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 1, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



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                                  SCHEDULE 13D

CUSIP No. 49338N 10 9

1.       Name of Reporting Person:  Bick Enterprises, Ltd.
         I.R.S. Identification No.:  65-0801732

2.       Check the Appropriate Box if a Member of a Group          (a)     [ ]
                                                                   (b)     [ ]

3.       SEC Use Only

4.       Source of Funds:   SC/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                           [ ]

6.       Citizenship or Place of Organization:  Florida

Number of                   7.  Sole Voting Power:                      968,000
 Shares
Beneficially                8.  Shared Voting Power:                    - 0 -
 Owned by
   Each                     9.  Sole Dispositive Power:                 968,000
Reporting
 Person                    10.  Shared Dispositive Power:               - 0 -
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                              968,000

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):            6.6%

14.      Type of Reporting Person:  PN



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ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this
Schedule 13D relates is the Common Stock, no par value (the "Common Stock"), of Keystone Automotive Industries, Inc. (the "Company"). The Company's principal executive offices are located at 700 East Bonita Avenue, Pomona, California 91767.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of Bick Enterprises, Ltd. (the "Reporting Person"), a Florida limited partnership. The sole general partner of the Reporting Person is Bick Consultants, Inc. (the "General Partner"), a Florida corporation. The sole shareholder and director of the General Partner is Joseph Bick ("Bick"), a United States citizen. The residence and business address of the Reporting Person, the General Partner and Bick is 3480 Windmill Ranch Road, Weston, Florida 33331. Bick is a director and Executive Vice President of Inteuro Parts Distributors, Inc. ("Inteuro"), a Florida corporation and a wholly-owned subsidiary of the Company. The address of Inteuro is 9970 NW 89th Court, Medley, Florida 33178. The Reporting Person is a family owned limited partnership which, together with the General Partner, is in the business of investing in securities.

                  During the past five years, none of the Reporting Person, the General Partner and Bick has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger dated as of November 14, 1997 (the "Inteuro Agreement"), Inteuro Merger, Inc., a wholly-owned subsidiary of the Company, merged with and into Inteuro, with Inteuro being the surviving corporation ("Inteuro Merger"). Pursuant to a separate Agreement and Plan of Merger (the "CBC Agreement"), CBC Merger, Inc., a wholly-owned subsidiary of the Company, merged with and into Car Body Concepts, Inc. ("CBC"), with CBC being the surviving corporation ("CBC Merger"). Bick owned fifty percent (50%) of the issued and outstanding voting securities of Inteuro and thirty percent (30%) of the issued and outstanding voting securities of CBC. Under the Inteuro Agreement and the CBC Agreement, the total consideration paid to Bick was 968,000 shares of Common Stock of the Company. Promptly following the Inteuro Merger and the CBC Merger, Bick contributed the Common Stock to the Reporting Person.



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ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Person (which for purposes of Items 4, 5 and 6, shall include the General Partner and Bick) has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

                  Except as set forth in this Item 4 and Item 6, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

                  The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time, although it has no present plans to do so.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 968,000 shares of Common Stock representing approximately 6.6% of the Common Stock outstanding at January 1, 1998. This percentage was calculated based on the number of shares of Common Stock of the Company issued and outstanding as of November 14, 1997 (12,642,000) plus 2,000,000 shares issued on January 1, 1998 pursuant to the Inteuro Merger and the CBC Merger.

                  Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.



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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  The Inteuro Merger and the CBC Merger were accounted for as poolings of interests. Pursuant to Affiliate Agreements entered into among the Company, Inteuro and Inteuro shareholders and among the Company, CBC and CBC shareholders, respectively, each dated as of November 14, 1997 ("Affiliate Agreements"), the shareholders of Inteuro and the shareholders of CBC are restricted from selling, assigning, transferring or otherwise disposing of any interest in any shares of Common Stock of the Company, or in any way reducing their ownership risk or investment in any shares of Common Stock of the Company until such time as the Company publishes the financial results covering a period of at least 30 days of combined operations of Keystone and Inteuro and CBC, respectively.

                  The shares of Common Stock of the Company received in the Inteuro Merger and the CBC Merger were not registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption provided in Section 4(2) thereof. The Affiliate Agreements also prohibit the shareholders of Inteuro and CBC from selling, transferring, pledging, hypothecating or otherwise disposing of any interest in any shares of the Common Stock of the Company, including the shares received pursuant to the Inteuro Merger and the CBC Merger, unless (i) such shares are first registered or otherwise sold in compliance with the Securities Act or (ii) the sale, transfer or disposition is exempt from the registration requirements of the Securities Act; provided, however, that the shareholders may make bona fide gifts or distributions without consideration of such securities so long as the recipients thereof agree not to sell, transfer or otherwise dispose of such securities except as provided in the Affiliate Agreements.

                  The Company granted to the shareholders of Inteuro and CBC, the right to demand registration of up to 50% of the Common Stock acquired by such shareholders, by Registrations Rights Agreements dated as of December 31, 1997, between the Company and the shareholders of Inteuro and CBC, respectively. On February 12, 1998, the Inteuro shareholders and the CBC shareholders exercised such rights and requested the Company to file a registration statement with the Securities and Exchange Commission with respect to the maximum number of shares (which in the case of the Reporting Person is 484,000 shares of Common Stock).

                  Other than as set forth herein and elsewhere in this Schedule 13D, the Reporting Person has no contracts, arrangement, understandings or relationships (legal or otherwise) with any other person with respect to any of the securities of the Company, including but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Registration Rights Agreement attached as Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission by Schigiel Enterprises, Ltd. on March 12, 1998.

B. Registration Rights Agreement attached as Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission by Schigiel Enterprises, Ltd. on March 12, 1998.

C. Affiliate Agreement attached as Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission by Schigiel Enterprises, Ltd. on March 12, 1998.

D. Affiliate Agreement attached as Exhibit D to the Schedule 13D filed with the Securities and Exchange Commission by Schigiel Enterprises, Ltd. on March 12, 1998.



SIGNATURES.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                BICK ENTERPRISES, LTD.

                                                By:  BICK CONSULTANTS, INC., its
                                                General Partner


March 12, 1998                                  By: /s/ Joseph Bick
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         Date                                       Joseph Bick, President